Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus
Supplement dated February 3, 2006
Registration No. 333-121520
February 3, 2006
HCA
$1,000,000,000 6.500% Notes due 2016

Final Terms and Details of the Issue

Issuer:	HCA Inc.

Principal Amount:	$1,000,000,000

Title of Securities:	6.500% Notes due 2016

Final Maturity Date:	February 15, 2016

Public Offering Price:	99.57%

Gross Proceeds:	$995,700,000

Underwriting Commissions:	1.125% ($11,250,000)

Net Proceeds to Issuer before expenses:	98.445% ($984,450,000)

Coupon:	6.500%

Yield:	6.559%

Interest Payment Dates:	February 15 and August 15

First Interest Payment Date:	August 15, 2006

Optional Redemption:
The notes are redeemable by the issuer at any time, in whole or in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the date of redemption at the then current ten year treasury rate plus 30 basis points.

Trade Date:	February 3, 2006

Settlement Date:	February 8, 2006

Form of Offering:	SEC Registered (Registration Statement No. 333-121520)

Book Runners:
Citigroup Global Markets Inc., Banc of America Securities LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wachovia Capital Markets, LLC

Co-Managers:
Mizuho International plc, Scotia Capital (USA) Inc., SunTrust Capital Markets, Inc., BNY Capital Markets, Inc., Calyon Securities (USA) Inc. and KeyBanc Capital Markets, a Division of McDonald Investments Inc.

Allocation:

Aggregate Principal Amount of Notes to
be Purchased
Citigroup Global Markets Inc.	$170,000,000
Banc of America Securities LLC	170,000,000
Deutsche Bank Securities Inc.	170,000,000
Wachovia Capital Markets, LLC	170,000,000
Mizuho International plc	60,000,000
Scotia Capital (USA) Inc.	60,000,000
SunTrust Capital Markets, Inc.	60,000,000
J.P. Morgan Securities Inc.	32,500,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	32,500,000
BNY Capital Markets, Inc.	25,000,000
Calyon Securities (USA) Inc.	25,000,000
KeyBanc Capital Markets, a Division of
McDonald Investments Inc.	25,000,000

$1,000,000,000

CUSIP:	404119AR0

ISIN:	US404119AR01

Listing:	None
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-248-3580.